Exhibit 99.1

iHuman Inc. Announces Third Quarter 2024 Unaudited Financial Results

BEIJING, China, Dec. 26, 2024 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Highlights

•	Revenues were RMB239.4 million (US$34.1 million), compared with RMB261.5 million in the same period last year.

•	Gross profit was RMB163.9 million (US$23.4 million), compared with RMB186.6 million in the same period last year.

•	Operating income was RMB20.7 million (US$2.9 million), compared with RMB40.4 million in the same period last year.

•	Net income was RMB25.1 million (US$3.6 million), compared with RMB51.9 million in the same period last year.

•	Average total MAUs[1] reached a record-high of 29.12 million, a year-over-year increase of 14.8%.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “In the third quarter, we continued to see robust user demand for our products, driving average total MAUs to another record high of 29.12 million, representing a year-over-year increase of 14.8%. This growth underscores the effectiveness of our product strategy focused on innovation, overseas market expansion, and responsiveness to evolving market dynamics.

Domestically, we further strengthened our market leadership by enhancing our product portfolio with the launch of iHuman Chinese Reading. This new offering aims to cultivate an interest in Chinese reading, enhance literacy and verbal skills, and deepen children’s understanding of the Chinese culture. Developed by the same team behind our highly acclaimed iHuman Chinese app, iHuman Chinese Reading continues our proud tradition and commitment to excellent content and innovative design. The course features a leveled reading system that facilitates gradual progress in Chinese proficiency and offers a rich variety of content formats, such as ancient Chinese poems, interactive storybooks, and online study tours.

Building on our foundation, we expanded our content library by strengthening ties with influential industry players and leveraged our advanced technology to create richer and more immersive experiences for children. For instance, through our previously announced strategic partnership with Children’s Fun Publishing Co. Ltd., a leading children’s book publisher in China, we recently launched a new “Frozen” theme within iHuman Little Artists, where children can color their favorite Frozen characters and scenes, upload their artwork, and watch them come to life in a narrated storybook. This integration provides children with a creative way to experience the popular Frozen story while offering a highly interactive reading and drawing experience.

We also continued to roll out updates across other app products. For example, we added two new themes to iHuman Magic Thinking: “Sudoku” and “Thinking Logic.” “Sudoku” introduces children to Sudoku rules and mathematical concepts through short, animated stories and interactive challenges, and “Thinking Logic” engages them with a detective story series designed to sharpen judgment, analytical thinking, and problem-solving abilities.

1 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

On the international front, we enriched our portfolio with fresh content and features to boost user engagement and expand our global reach. Aha World received several updates, adding even more fun and adventure to its ever-expanding fantasy world. Children can now explore the “Love Animal Shelter,” where they can adopt, wash, and care for adorable virtual pets and enjoy an immersive and joyful pet ownership experience. For those captivated by the mystical, we introduced themes like “Magic School” and “Magic Street,” which take children on enchanting adventures and introduce magical shops filled with delightful surprises. These efforts have further boosted Aha World’s popularity. By the end of September, Aha World achieved over 502 million cumulative views across various social media platforms and attracted more than 1.4 million followers globally, reflecting its growing appeal among young users worldwide.

Looking ahead, we remain focused on enhancing our diverse portfolio across markets to better promote children’s holistic development while advancing our sustainable growth initiatives,” concluded Dr. Dai.

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “In the third quarter of 2024, we achieved our eleventh consecutive quarter of profitability, with net income reaching RMB25.1 million. This sustained financial strength enables us to continue expanding our impact across diverse channels and customer segments. For instance, our animation studio, Kunpeng, broadened its product lineup with the launch of a new animated series, “Rainbow Crew,” in October. The new series swiftly gained traction following its release, topping the charts for children’s shows on leading streaming platforms, including Tencent Video, iQIYI, and Youku.

Beyond consumer-facing products, we have also built a robust B2B model that currently supports nearly 10,000 kindergartens and institutions across China. Our tailored content resources and solutions empower these institutions with a comprehensive suite of diverse, ready-to-use products that effectively meet the developmental needs of young children, promoting the high-quality development of kindergartens and institutions. Recently, we have opened an experience center in Zhongshan, Guangdong Province, which combines education, entertainment, hands-on experience, and some unique features. Designed as a one-stop demonstration hub for institutional customers and vendors, the center is organized into six key areas—core content, specialty content, extended services, a multi-functional hall, indoor play spaces, and outdoor activity zones—showcasing our interactive products and innovative approach to supporting early childhood development in a kindergarten setting. This hands-on experience enables institutions to gain a deeper understanding of how our offerings can seamlessly integrate into their educational environments. Moving forward, we will leverage our solid financial foundation and innovative product ecosystem to deepen our impact in both the consumer and business segments, reinforcing our industry-leading position and creating value for our shareholders.”

Third Quarter 2024 Unaudited Financial Results

Revenues

Revenues were RMB239.4 million (US$34.1 million), a decrease of 8.4% from RMB261.5 million in the same period last year, primarily due to more conservative consumer spending.

Average total MAUs for the quarter were 29.12 million, an increase of 14.8% year-over-year from 25.36 million in the same period last year, primarily due to the effective execution of our user acquisition strategy and ongoing product innovation.

Cost of Revenues

Cost of revenues was RMB75.5 million (US$10.8 million), compared with RMB74.9 million in the same period last year.

Gross Profit and Gross Margin

Gross profit was RMB163.9 million (US$23.4 million), compared with RMB186.6 million in the same period last year. Gross margin was 68.4%, compared with 71.4% in the same period last year. The slight decrease in gross margin was mainly due to our increased focus on the offline component in the integrated online-offline product strategy to enhance the attractiveness of the product.

Operating Expenses

Total operating expenses were RMB143.2 million (US$20.4 million), compared to RMB146.2 million in the same period last year.

Research and development expenses were RMB59.3 million (US$8.5 million), a decrease of 10.4% from RMB66.2 million in the same period last year, primarily due to savings in payroll related expenses.

Sales and marketing expenses were RMB60.9 million (US$8.7 million), an increase of 12.7% from RMB54.0 million in the same period last year, primarily due to increased strategic spending on promotional activities, brand enhancement, and overseas expansion.

General and administrative expenses were RMB23.0 million (US$3.3 million), a decrease of 11.8% from RMB26.1 million in the same period last year, primarily due to savings in payroll related expenses, share-based compensation expenses, as well as other administrative expenses.

Operating Income

Operating income was RMB20.7 million (US$2.9 million), compared with RMB40.4 million in the same period last year.

Net Income

Net income was RMB25.1 million (US$3.6 million), compared with RMB51.9 million in the same period last year.

Basic and diluted net income per ADS were RMB0.48 (US$0.07) and RMB0.47 (US$0.07), respectively, compared with RMB0.98 and RMB0.95 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB298.9 million (US$42.6 million) as of September 30, 2024, compared with RMB318.6 million as of December 31, 2023.

Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments were RMB1,168.6 million (US$166.5 million) as of September 30, 2024, compared with RMB1,213.8 million as of December 31, 2023.

Extension of Share Repurchase Program

Given its confidence in the Company’s business prospects, the board of directors (the “Board”) has authorized an extension of the Company’s existing share repurchase program, as authorized in December 2021 and extended to remain effective to the end of December 2024, by another twelve months through December 31, 2025. Pursuant to the extended share repurchase program, the Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission Rule 10b-18 and Rule 10b5-1 requirements. The Board will continue to review the extended share repurchase program periodically, and may authorize adjustments to its terms and size. The Company expects to continue to fund the repurchases under the extended share repurchase program with its existing cash balance.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2024, which was RMB7.0176 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Ms. Alice Li

Phone: +86-10-5900-1548

E-mail: alice.li@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,213,767	651,684	92,864
Short-term investments	-	516,910	73,659
Accounts receivable, net	60,832	66,376	9,459
Inventories, net	16,518	16,882	2,406
Amounts due from related parties	1,810	2,099	299
Prepayments and other current assets	89,511	102,036	14,540
Total current assets	1,382,438	1,355,987	193,227
Non-current assets
Property and equipment, net	6,169	3,893	555
Intangible assets, net	23,245	21,121	3,010
Operating lease right-of-use assets	3,648	2,376	339
Long-term investment	26,333	26,333	3,752
Other non-current assets	8,662	10,937	1,556
Total non-current assets	68,057	64,660	9,212
Total assets	1,450,495	1,420,647	202,439

LIABILITIES
Current liabilities
Accounts payable	22,139	25,761	3,671
Deferred revenue and customer advances	318,587	298,896	42,592
Amounts due to related parties	4,428	20,719	2,952
Accrued expenses and other current liabilities	143,677	116,382	16,584
Dividend payable	-	30,139	4,295
Current operating lease liabilities	1,927	1,683	240
Total current liabilities	490,758	493,580	70,334
Non-current liabilities
Non-current operating lease liabilities	1,933	735	105
Total non-current liabilities	1,933	735	105
Total liabilities	492,691	494,315	70,439
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2023 and September 30, 2024; 125,122,382 Class A shares issued and 119,704,787 outstanding as of December 31, 2023; 125,122,382 Class A shares issued and 117,107,067 outstanding as of September 30, 2024; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2023 and September 30, 2024; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2023 and September 30, 2024)	185	185	26
Additional paid-in capital	1,088,628	996,089	141,942
Treasury stock	(16,665)	(23,579)	(3,360)
Statutory reserves	8,164	8,164	1,163
Accumulated other comprehensive income	17,955	13,828	1,970
Accumulated deficit	(140,463)	(68,355)	(9,741)
Total shareholders’ equity	957,804	926,332	132,000
Total liabilities and shareholders’ equity	1,450,495	1,420,647	202,439

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	261,496	215,107	239,407	34,115	767,692	689,517	98,255
Cost of revenues	(74,871)	(63,372)	(75,541)	(10,765)	(224,667)	(205,805)	(29,327)

Gross profit	186,625	151,735	163,866	23,350	543,025	483,712	68,928

Operating expenses
Research and development expenses	(66,168)	(57,219)	(59,307)	(8,451)	(191,253)	(184,449)	(26,284)
Sales and marketing expenses	(53,994)	(51,263)	(60,863)	(8,673)	(134,993)	(167,121)	(23,815)
General and administrative expenses	(26,070)	(24,426)	(22,998)	(3,277)	(78,787)	(75,148)	(10,709)
Total operating expenses	(146,232)	(132,908)	(143,168)	(20,401)	(405,033)	(426,718)	(60,808)
Operating income	40,393	18,827	20,698	2,949	137,992	56,994	8,120
Other income, net	19,507	9,410	8,024	1,143	33,721	26,444	3,768
Income before income taxes	59,900	28,237	28,722	4,092	171,713	83,438	11,888
Income tax expenses	(7,984)	(3,574)	(3,579)	(510)	(24,077)	(11,330)	(1,615)
Net income	51,916	24,663	25,143	3,582	147,636	72,108	10,273

Net income per ADS:
- Basic	0.98	0.47	0.48	0.07	2.79	1.37	0.20
- Diluted	0.95	0.45	0.47	0.07	2.70	1.33	0.19

Weighted average number of ADSs:
- Basic	52,747,426	52,496,541	52,283,334	52,283,334	52,834,352	52,502,206	52,502,206
- Diluted	54,772,536	54,295,419	54,011,420	54,011,420	54,753,124	54,332,011	54,332,011

Total share-based compensation expenses included in:
Cost of revenues	67	26	22	3	235	88	13
Research and development expenses	1,160	348	225	32	2,940	1,030	147
Sales and marketing expenses	147	45	39	6	585	130	19
General and administrative expenses	1,105	392	329	47	3,557	1,022	146

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income	40,393	18,827	20,698	2,949	137,992	56,994	8,120
Share-based compensation expenses	2,479	811	615	88	7,317	2,270	325
Adjusted operating income	42,872	19,638	21,313	3,037	145,309	59,264	8,445

Net income	51,916	24,663	25,143	3,582	147,636	72,108	10,273
Share-based compensation expenses	2,479	811	615	88	7,317	2,270	325
Adjusted net income	54,395	25,474	25,758	3,670	154,953	74,378	10,598

Diluted net income per ADS	0.95	0.45	0.47	0.07	2.70	1.33	0.19
Impact of non-GAAP adjustments	0.04	0.02	0.01	0.00	0.13	0.04	0.01
Adjusted diluted net income per ADS	0.99	0.47	0.48	0.07	2.83	1.37	0.20

Weighted average number of ADSs – diluted	54,772,536	54,295,419	54,011,420	54,011,420	54,753,124	54,332,011	54,332,011
Weighted average number of ADSs – adjusted	54,772,536	54,295,419	54,011,420	54,011,420	54,753,124	54,332,011	54,332,011